UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT BOARD OF DIRECTORS MEETING: 2006 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

SIGNATURES

    FIAT BOARD OF DIRECTORS MEETING: 2006 ANNUAL REPORT AND CALLING OF STOCKHOLDERS MEETING

The Board of Directors of Fiat S.p.A. met today under the chairmanship of Luca Cordero di Montezemolo to:

-	approve the consolidated financial statements for the Group for the year ended December 31, 2006, confirming net income of € 1,151 million as announced on January 25, 2007;
-	approve the stand-alone statutory accounts of Fiat S.p.A., subject to shareholders’ approval, which showed net income for the year ended December 31, 2006 of € 2.343 million;
-	recommend a cumulative dividend of € 275.6 million (to be voted by shareholders at their next Annual Meeting);
-	convene the Annual Meeting of shareholders for April 3, 4 and 5, 2007.

The stand-alone Statutory Accounts of Fiat S.p.A. at December 31, 2006, the first prepared in accordance with International Financial Reporting Standards (IFRS), report a net income of €2,343 million, as compared to an income of €1,117 million recorded in 2005, pursuant to IFRS.
Return to profitability of Fiat Group Automobiles S.p.A and the improved performance of CNH and Iveco resulted in €2,099 million reversals of impairment losses on equity investments, net of other write-downs.
Dividends recorded in the amount of €362 million, partially offset by financial and operating charges, have additionally contributed to the performance.

The Board of Directors resolved to propose to the Annual Stockholders Meeting the payment of a dividend equal to €0.93 to savings shares (of which €0.31 pertaining to 2006 and €0.62 pertaining to the two preceding years, as required by the Articles of Association), €0.31 to preference shares and €0.155 to ordinary shares, for a total pay-out of €275.6 million. The dividend will be paid on May 24, and stocks will be ex-dividend from May 21.

The Board of Directors also approved the Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS). As already announced on January 25, 2007, net income for the year (Group and Minority Interests) was €1,151 million, compared with an income of €1,420 million in 2005. Excluding net unusual items, net income would improve by €1,417 million. Stockholders’ equity (Group and Minority Interests) was €10,036 million compared with €9,413 million at December 31, 2005.

Finally, the Board convened a Stockholders Meeting for April 3, 4 and 5, 2007 to approve the Statutory Accounts, authorize the purchase of treasury stock, approve the incentive plan announced on November 3, 2006 and approve the amendments to the Articles of Association due to the new Italian Law on investors protection, particularly the list vote for the appointment of Directors and proposal to determine in 1% the minimum participation to the stock capital for the presentation of a list of candidates.

Turin, February 20, 2007

Enclosures: Note on the effects of the transition to International Financial Reporting Standards (IFRS) on the Statutory Financial Statements of Fiat S.p.A. and the Balance Sheet, Income Statement and Statement of Cash Flows for Fiat S.p.A. and the Group.

Effects of the transition to International Financial Reporting Standards (IFRS) on the statutory financial statements of Fiat S.p.A.

The opening balance sheet at January 1, 2005 that was prepared in accordance with the new accounting standards shows stockholders’ equity of €4,656 million, compared with €4,466 million as shown on the statutory financial statements prepared in accordance with Italian GAAP. The positive difference of €190 million stems mainly from the valuation of contract work in progress according to the percentage of completion method, rather than at cost, and the fair-value valuation of equity investments in other companies.
Net income for fiscal 2005, totalling €223 million according to Italian GAAP, was €1,117 million according to IFRS. The €894 million difference consisted of €858 million from recognition (pursuant to IFRS) of the unusual financial income stemming from conversion of the Mandatory Convertible Facility, represented by the difference between the price for conversion of the Fiat shares and their stock market value at the time of conversion (this value was recognized in additional paid-in capital on the balance sheet prepared in accordance with Italian GAAP).
At December 31, 2005, stockholders’ equity calculated according to IFRS was €7,985 million, compared with €7,689 million determined in accordance with Italian GAAP, for a positive difference of €296 million.
The effects of transition to IFRS were described in detail in the appendix to the First-half Report at June 30, 2006, published on July 24, 2006.

Income Statement of Fiat S.p.A.

(in euros)
	2006	2005
Dividends and other income from equity investments	362,418,522	7,713,904
(Impairment losses) reversal of impairment losses of equity investments	2,099,350,000	(430,788,686)
Gains (losses) on the disposal of equity investments	425,380	(1,300,134)
Other operating income	79,238,202	72,853,610
Personnel costs	(57,899,516)	(60,027,274)
Other operating costs	(141,006,254)	(121,360,013)
Income (expenses) from significant non-recurring transactions	-	1,133,110,377
Financial income (expenses)	(24,846,809)	(61,685,499)
Financial income from significant non-recurring transactions	-	857,636,269
Result before taxes	2,317,679,525	1,396,152,554
Income taxes	(25,695,447)	278,827,554
Result from continuing operations	2,343,374,972	1,117,325,000
Result from discontinued operations	-	-
Net result	2,343,374,972	1,117,325,000

Balance Sheet of Fiat S.p.A.

(in euros)
	At December 31, 2006	At December 31, 2005
ASSETS
Non-current assets
Intangible assets	771,530	675,599
Property, plant and equipment	37,252,689	39,658,553
Equity investments	14,499,594,748	5,117,531,801
Other financial assets	20,134,319	5,335,175
Other non-current assets	1,573,473	4,501,747
Deferred tax assets	-	-
Total Non-current assets	14,559,326,759	5,167,702,875
Current assets
Inventories	-	-
Trade receivables	154,692,452	215,652,499
Current financial receivables	84,173,202	3,075,893,885
Other current receivables	626,428,489	799,919,053
Cash and cash equivalents	608,105	495,235
Total Current assets	865,902,248	4,091,960,672
Assets held for sale	-	-
TOTAL ASSETS	15,425,229,007	9,259,663,547
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity
Capital stock	6,377,257,130	6,377,257,130
Additional paid-in capital	1,540,856,410	681,856,410
Reserve under law no. 413/1991	22,590,857	22,590,857
Legal reserve	446,561,763	446,561,763
Reserve for treasury stock in portfolio	24,138,811	27,709,936
Extraordinary reserve	6,134,851	334,633
Retained earnings (losses)	(553,411,863)	(811,736,863)
Treasury stock	(24,138,811)	(27,709,936)
Gains (losses) recognised directly in equity	162,764,566	134,267,390
Stock option reserve	27,399,708	16,102,522
Net result	2,343,374,972	1,117,325,000
Total Stockholders' equity	10,373,528,394	7,984,558,842
Non-current liabilities
Provisions for employee benefits and other non-current provisions	18,104,487	29,170,653
Non-current financial payables	2,810,029,000	5,262,000
Other non-current liabilities	20,000,576	16,861,109
Deferred tax liabilities	3,438,000	-
Total Non-current liabilities	2,851,572,063	51,293,762
Current liabilities
Provisions for employee benefits and other current provisions	26,790,951	30,990,501
Trade payables	184,660,883	385,182,033
Current financial payables	1,627,429,902	557,382,830
Other payables	361,246,814	250,255,579
Total Current liabilities	2,200,128,550	1,223,810,943
Liabilities held for sale	-	-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	15,425,229,007	9,259,663,547

Statement of Cash Flows of Fiat S.p.A.

(in thousands of euros)
			2006	2005
A)	Cash and cash equivalents at beginning of period		495	325
B)	Cash flows from (used in) operating activities during the period:
	Net result for the period		2,343,375	1,117,325
	Amortisation and depreciation		2,882	2,918
	Non-monetary gain from extinguishment of the Mandatory Convertible Facility		-	(859,000)
	Non-monetary stock option costs		11,297	10,041
	(Impairment losses) reversals of impairment losses of equity investments		(2,099,350)	430,789
	Capital losses/gains on the disposal of investments		(329)	(93)
	Change in provisions for employee benefits and other provisions		7,990	2,100
	Change in deferred taxes		3,438	277,000
	Change in working capital		151,872	(76,028)
	Total		421,175	905,052
C)	Cash flows from (used in) investment activities:
	Equity investments:
	Recapitalisations of subsidiaries		(6,361,126)	(165,193)
	Acquisitions		(919,412)	-
	Other investments (tangible and intangible assets and other financial assets)		(15,529)	(1,808)
	Proceeds from the sale of:
	Equity investments		2,357	-
	Other non-current assets (tangible, intangible and other)		313	261
	Total		(7,293,397)	(166,740)
D)	Cash flows from (used in) financing activities:
	Change in current financial receivables		2,991,721	(753,091)
	Change in non-current financial payables		2,804,767	-
	Change in current financial payables		1,070,047	14,548
	Capital increase	(a)	-	-
	Sale of treasury stock		5,800	401
	Dividend distribution		-	-
	Total		6,872,335	(738,142)
E)	Total change in cash and cash equivalents		113	170
F)	Cash and cash equivalents at end of period		608	495
(a) In 2005, the item "Capital increase" is shown net of the repayment of the Mandatory Convertible Facility (3 billion euros), as it did not give rise to cash flows.

Consolidated Income Statement of the Fiat Group

(in millions of euros)	2006	2005
Net revenues	51,832	46,544
Cost of sales	43,888	39,624
Selling, general and administrative costs	4,697	4,513
Research and development costs	1,401	1,364
Other income (expenses)	105	(43)
Trading profit	1,951	1,000
Gains (losses) on the disposal of investments	607	905
Restructuring costs	450	502
Other unusual income (expenses)	(47)	812
Operating result	2,061	2,215
Financial income (expenses)	(576)	(843)
Unusual financial income	-	858
Result from investments:	156	34
- Net result of investees accounted for using the equity method	125	115
- Other income (expenses) from investments	31	(81)
Result before taxes	1,641	2,264
Income taxes	490	844
Result from continuing operations	1,151	1,420
Result from discontinued operations	-	-
Net result	1,151	1,420

Attributable to:
Equity holder of the parent	1,065	1,331
Minority interests	86	89

(in euros)
Basic Earnings per ordinary and preference share	0.789	1.250
Basic Earnings per savings share	1.564	1.250
Diluted earnings per ordinary and preference share	0.788	1.250
Diluted earnings per savings share	1.563	1.250

Consolidated Balance Sheet

ASSETS
(in millions of euros)	At Dec. 31, 2006	At Dec. 31, 2005
Intangible assets	6,421	5,943
Property, plant and equipment	10,540	11,006
Investment property	19	26
Investments and other financial assets:	2,280	2,333
- Investments accounted for using the equity method	1,719	1,762
- Other investments and financial assets	561	571
Leased assets	247	1,254
Defined benefit plan assets	11	-
Deferred tax assets	1,860	2,104
Total Non-current assets	21,378	22,666
Inventories	8,447	7,881
Trade receivables:	4,944	4,969
- from related parties	1,084	203
- Other trade receivables from third parties	3,860	4,766
Receivables from financing activities	11,743	15,973
Other receivables:	2,839	3,084
- Current tax receivables	808	778
- Others	2,031	2,306
Accrued income and prepaid expenses	247	272
Current financial assets:	637	1,041
- Current investments	31	31
- Current securities	224	556
- Other financial assets	382	454
Cash and cash equivalents	7,736	6,417
Total Current assets	36,593	39,637
Assets held for sale	332	151
TOTAL ASSETS	58,303	62,454
Total assets adjusted for asset-backed financing transactions	49,959	51,725

Consolidated Balance Sheet (continued)

LIABILITIES
(in millions of euros)	At Dec. 31, 2006	At Dec. 31, 2005
Stockholders' equity:	10,036	9,413
- Stockholders' equity of the Group	9,362	8,681
- Minority interest	674	732
Provisions:	8,611	8,698
- Employee benefits	3,761	3,950
- Other provisions	4,850	4,748
Debt:	20,188	25,761
- Asset-backed financing	8,344	10,729
- Other debt	11,844	15,032
Other financial liabilities	105	189
Trade payables:	12,603	11,777
- due to related parties	1,005	621
- Other trade payables due to third parties	11,598	11,156
Other payables:	5,019	4,821
- Current tax payables	311	388
- Others	4,708	4,433
Deferred tax liabilities	263	405
Accrued expenses and deferred income	1,169	1,280
Liabilities held for sale	309	110
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	58,303	62,454
Total stockholders’ equity and liabilities adjusted for asset-backed financing transactions	49,959	51.725

Consolidated Statement of Cash Flows

(in millions of euros)			2006	2005
A)	Cash and cash equivalents at beginning of period		6,417	5,767
B)	Cash flows from (used in) operating activities during the period:
	Net result		1,151	1,420
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		2,969	2,590
	(Gains)/ losses on disposal of:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		32	(109)
	- Investments		(607)	(905)
	Other non-cash items	(a)	7	(547)
	Dividends received		69	47
	Change in provisions		229	797
	Change in deferred income taxes		(26)	394
	Change in items due to buy-back commitments	(b)	(18)	(85)
	Change in working capital		812	114
	Total		4,618	3,716
C)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(3,789)	(3,052)
	- Consolidated subsidiaries		(931)	(39)
	- Other investments		(686)	(28)
	Proceeds from the sale of:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		387	427
	- Investments in consolidated subsidiaries		47	46
	- Other investments		1,157	27
	Net change in receivables from financing activities		(876)	(251)
	Change in current securities		223	(159)
	Other changes	(c)	3,078	2,494
	Total		(1,390)	(535)
D)	Cash flows from (used in) financing activities:
	New issuance of bonds		2,414	-
	Repayment of bonds		(2,361)	(1,868)
	Issuance of other medium-term borrowings		1,078	916
	Repayment of other medium-term borrowings		(2,144)	(1,175)
	Net change in other financial payables and other financial assets/liabilities	(d)	(717)	(712)
	Proceeds from the increase in capital stock	(d)	16	-
	Proceeds from the sale of treasury stock		6	-
	Dividends paid		(23)	(29)
	Total		(1,731)	(2,868)
	Translation exchange differences		(173)	337
E)	Total change in cash and cash equivalents		1,324	650
F)	Cash and cash equivalents at end of period		7,741	6,417
	of which: cash and cash equivalents included as Assets held for sale		5	-
G)	Cash and cash equivalents at end of period as reported in Consolidated financial statements		7,736	6,417
(a) In 2005 this included, amongst other items, the unusual financial income of 858 million euros arising from the extinguishment of the Mandatory Convertible Facility.

(b) The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment, net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in Property, plant and equipment.

(c) The item Other changes includes for an amount of approximately 3 billion euros the reimbursement of loans extended by the Group’s centralised cash management to the financial services companies of Fiat Auto transferred to the FAFS joint venture. In 2005, this item included approximately 2 billion euros for the reimbursement of loans extended by the Group’s centralised cash management to the financial services companies sold by Iveco, and 500 million euros as part of the effects of the unwinding of the joint venture with General Motors.

(d) In 2005, this item was net of the repayment of the Mandatory Convertible Facility of 3 billion euros and of the debt of approximately 1.8 billion euros connected with the Italenergia Bis operation, as neither of these gave rise to cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 21, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney